

Julie Mehretu

(b. 1970)

Sec.gov | Deal Sheet

Initial Offering	$3,333,000
Painting	
Dimensions	95 × 144
Progress	31%

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$4M+ Style, Available for $3.3M

Similar paintings have sold for $4M+ over the past 5 years. We were able to secure a lower price, and are offering ours for $3.3M now.


Sale Price: $4.19M
Sold 2023
Sale Price: $4.89M
Sold 2024
Sale Price: $4.82M
Sold 2019
Julie Mehretu's Last 3 Similar Paintings: All Sold for $4M+



Available Now: *Kabul* (2013)

Offering Size: $3.33M

Recent $10M+ Record

Mehretu has set her top 3 auction price records over the past 3 years, including her top price of $10.7M in 2023.



Julie Mehretu breaks auction record at Sotheby's evening sales.

artsy.net

Auction Rarity Drives Top Prices

Only 20 Mehretu paintings have come to auction in the last 10 years, yet Mehretu is one of the top 100 best-selling artists globally. When her work does come to market, there is a deep base of collectors looking to buy and willing to... pay top prices.



Mehretu's 80-Ft Tower

Mehretu has been commissioned to build a 83-foot tall stained glass piece for the Obama Presidential Center in Chicago, signaling her immense importance and acclaim.



BMW Partnership: Art Car

In 2024, Julie Mehretu designed the special 20th edition of BMW's Art Car, which made its debut at Le Mans.



Investment Thesis

Important Disclosure ⓘ

Institutional Acclaim: Julie Mehretu is one of the most highly-acclaimed contemporary artists working today, and has shown at MoMA, the Whitney, the Venice Biennale, and many other prestigious museums.

Auction Rarity: Only 20 Mehretu paintings have come to auction in the last 10 years, yet Mehretu is one of the top 100 best-selling artists globally. This indicates to us that when her work does come to market, there is a deep base of collectors looking to buy.

Recent Records: Mehretu has set her top 3 auction price records over the past 3 years, including her top price of $10.7M in 2023.

Presidential Honor: Mehretu has been commissioned to build a 70-foot tall stained glass piece for the Obama Presidential Center in Chicago, signaling her immense importance and acclaim.

Desirable Style: Featuring different scales and period, five of Mehretu's top ten auction records are also architecturally based large-scale paintings with a reduced palette, making this a desirable style of her work historically.

Attractive Similar Sales: The last 3 similar works that have come to auction have sold for $4M and above, signaling the potential heights our $3.3M offering can reach long-term.

JULIE MEHRETU

b. 1970, UNITED STATES



$3,333,000

INITIAL OFFERING

8.0%	26.4%
ANNUAL APPRECIATION OF SIMILAR WORKS[1,2]	ANNUAL GROWTH OF RECORD PRICE[3]

Acrylic on canvas | 95 × 144 in.

Mehretu is a world-renowned contemporary artist best known for her large-scale, abstract paintings that layer various materials and markings. contemporary American artist best known for her emotional portraits of famous figures and personal acquaintances.

The Artwork is a monumental example of Julie Mehretu's architecturally based paintings. The Artwork is from a body of work in which Julie Mehretu layers architectural tracings of existing locations, rearranging a city's history through its architecture. Julie Mehretu uses architecture to explore political themes in her work. She explains: "I think architecture reflects the machinations of politics, and that's why I am interested in it as a metaphor for those institutions. I don't think of architectural language as just a metaphor about space, but about spaces of power, about ideas of power." In this case, the Artwork was created over a decade into the United States and Afghanistan war. The tense political climate in Kabul, Afghanistan, has led it to be a repeat target for bombings. Mehretu meditates on the precarious nature of the city's architecture through her delicate layering of historic sites and traditional architecture. The Artwork is a large-scale, horizontal pencil drawing on canvas that layers representations of fragmented architecture from Kabul with gestural abstract lines interwoven throughout the composition in translucent shades of blue and red acrylic paint. Five of Julie Mehretu's top ten auction records are also architecturally based large-scale paintings with a reduced palette, making this an especially desirable style of her work. Auction records for artworks similar in scale, style, and period are led by Fever graph (algorithm for serendipity) (2013), which sold for $4,890,000 at Christie's New York on May 14, 2024, followed by Rise of the New Suprematists (2001), which sold for $4,820,000 at Sotheby's New York on November 14, 2019, and Blue Magic (2007), which sold for $4,207,580 (€3,972,500) at Christie's Paris on October 19, 2023.

Julie Mehretu is represented by Marian Goodman Gallery, White Cube Gallery, and Berggruen Gallery. In 2019, the Los Angeles County Museum of Art and the Whitney Museum of American Art co-organized a major mid-career survey of the artist's work, which also traveled to the Walker Art Museum and the High Art Museum. Her works are held in the permanent collections of prestigious institutions around the world, including the Hammer Museum in Los Angeles, the Los Angeles County Museum of Art, the Art Institute of Chicago, the Metropolitan Museum of Art in New York, the Museum of Modern Art in New York, the Brooklyn Museum in New York, the Whitney Museum of American Art in New York, the National Gallery of Art in Washington, D.C., the Tate Modern in London, the British Museum in London, the Centre Pompidou in Paris, the Museo Jumex in Mexico City, the Guggenheim Abu Dhabi, and the Louisiana Museum of Modern Art in Humlebaek, Denmark, among many others. Her institutional success is matched by her value in the art market. Her powerful presence in the primary market but limited turnover at auction speaks to collectors' long-term belief in her work. While her prices at auction rank among the top 100 best selling artists globally, only 33 paintings by Mehretu have been resold at auction. Despite her limited supply in the secondary market, in 2023, Mehretu set the new auction record for an artist of African origin and proceeded to break her own record the following month with another sale of a monumental painting. Her auction records are led by Walkers With the Dawn and Morning (2008), which sold for $10,737,500 at Sotheby's New York on November 15, 2023, Untitled (2011), which sold for $9,319,345 (HKD 72,979,000) at Sotheby's Hong Kong on October 5, 2023, and Mumbaphilia (J.E.) (2018), which sold for $5,858,000 at Christie's New York on May 14, 2024.

HER AUCTION RECORDS ARE LED BY WALKERS WITH THE DAWN AND MORNING (2008), WHICH SOLD FOR $10,737,500 AT SOTHEBY'S NEW YORK ON NOVEMBER 15, 2023, UNTITLED (2011), WHICH SOLD FOR $9,319,345 (HKD 72,979,000) AT SOTHEBY'S HONG KONG ON OCTOBER 5, 2023, AND MUMBAPHILIA (J.E.) (2018), WHICH SOLD FOR $5,858,000 AT CHRISTIE'S NEW YORK ON MAY 14, 2024.

AUCTION RESULTS FOR SIMILAR WORKS[1,2]


4820000
4890000
4194960
3592596
3208200
3000000
2760000
1800000
1800000
1307885
1/1/2012
1/1/2014
1/1/2016
1/1/2018
1/1/2020
1/1/2022
1/1/2024
Implied Historical Growth

Julie Mehretu (b. 1970, Addis Ababa, Ethiopia) is a world-renowned contemporary artist best known for her large-scale, abstract paintings that layer various materials and markings. Mehretu's multi-disciplinary practice references art history, architecture, and ancient civilizations as a means of addressing contemporary issues, including migration, global conflict, climate change, and technology. Mehretu was born in Ethiopia, to an American mother and Ethiopian father. In 1977, her family immigrated to the United States and settled in East Lansing, Michigan. The artist earned a BFA from Kalamazoo College in Michigan, before going on to receive an MFA in 1997 from the Rhode Island School of Design. During her time at RISD, she produced a large volume of drawings and developed a distinct visual language. She frequently uses maps, logos, flags, and photographs as source material. After graduating, Mehretu moved to New York, and between 1999 and 2000, she participated in several group shows, including the Museum of Modern Art's Greater New York. In 2001, Mehretu received her first solo show in New York at Project Gallery. She participated in the Bienal de São Paulo and the Whitney Biennial in 2004, the Sydney Biennale in 2006, and most recently the Venice Biennale in 2019. In 2005, the artist was a recipient of the American Art Award granted through the Whitney Museum of American Art as well as the coveted MacArthur Fellowship. In 2015, she was awarded the U.S. State Department's Medal of Arts Award, and in 2021 was granted membership to the American Academy of Arts and Sciences. Mehretu has also completed many site-specific commissions, including a 83-foot-tall stained glass work for the Obama Presidential Center in 2024. That same year, she mounted her largest solo European exhibition to date at Palazzo Grassi. Mehretu continues to live and work in New York and Berlin.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Julie Mehretu with the following criteria: Works on canvas that measure between 60 inches by 60 inches and 170 inches by 170 inches excluding works with predominantly dark or black grounds and vertical compositions. The data was sourced from the Masterworks public sale database based on publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Julie Mehretu have a record price compound annual growth rate ("CAGR") of 26.4% from September 23, 2003 to December 31, 2024. This calculation is based on (i) a record price of $61,925 on September 23, 2003, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $9,142,230, the most recent record price as of December 31, 2024, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

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